June  19, 2013

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wave Systems Corp.
Registration Statement on Form S-3
Filed May 15, 2013
File No. 333-188627

Dear Mr. Shuman:

We are responding to the oral comment on June 19, 2013 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Wave Systems Corp.’s (the “Company”) Amendment No. 1 to Registration Statement on Form S-3, filed on June 17, 2013, File No. 333-188627 (the “Form S-3”). The Company is concurrently filing Amendment No. 2 to the Form S-3 (the “Amendment”) to respond to the oral Comment.

We have set forth the Staff’s oral comment in bold below with the Company’s corresponding response.

1.                                      We note that you have not included the undertaking relating to Securities Act Rule 430C as required by Item 512(a)(5)(ii) of Regulation S-K.  Please revise or advise.

Response:

In responding to the Staff’s comment, we have revised the disclosure on II-3 of the Amendment to include the undertaking relating to Rule 430C as required by Item 512(a)(5)(ii) of Regulation S-K.

Very truly yours,

/s/ Gerard Feeney

Gerard Feeney

Chief Financial Officer

cc:	Neil W. Townsend, Esq. (Willkie Farr & Gallagher LLP)